

April 3, 2015

Via E-Mail
David E. Rosewater, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022

> **Re:**   **MGM Resorts International**
> **Preliminary Proxy Statement on Schedule 14A filed March 27, 2015**
> **Soliciting Materials filed pursuant to Rule 14a-12 on March 30**
>   **and April 1, 2015**
> **Filed by Land & Buildings Investment Management, LLC, et. al.**
> **File No. 001-10362**

Dear Mr. Rosewater:

We have reviewed your filings and have the following comments.

Preliminary Proxy Statement
Cover Page

1.   We note your statement that the addition of your nominees would "ensure that the interests of the shareholders are appropriately represented in the boardroom." It is unclear why you believe that the interests of the security holders are not represented by the individuals the security holders previously elected. Please note that you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for such assertion or revise the statement. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9.

2.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note your disclosure that the "current board of directors … has [not] maximized the potential value" of the company.

Proposal No. 1. Election of Directors, page 8

3.   Please describe the business activities of Mr. Weisman during the past five years.

4.   We note your disclosure on page 10 that you may introduce substitute or additional nominees. Advise us, with a view towards revised disclosure, whether the participants are required to identify or nominate such substitute nominees in order to comply with any applicable company advance notice bylaw. In addition, please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

5.   Revise your disclosure to explain why security holders should vote for your nominees (page 11).

Proposal No. 2. Ratification of Independent Registered Public Accounting Firm, page 12

6.   Please indicate here and in the disclosure for proposal No. 3 how you intend to vote unmarked cards.

Solicitation of Proxies, page 34

7.   We note that you intend to solicit proxies by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements. Please be advised that all written soliciting materials, including any scripts to be uses in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Please confirm your understanding. Also, please tell us whether you also plan to solicit requests via Internet chat rooms and tell us which websites.

Information Concerning MGM, page 16

8.   Refer to the last sentence in this section. To the extent your disclosure attempts to disclaim responsibility for disclosure in your own proxy statement, please revise: you may not disclaim your own disclosure.

Soliciting Materials filed March 30, 2015

9.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide us the support for your disclosure that "Based on this market reaction to [your] ideas, as well as conversations with other shareholders, [you] believe that there is significant shareholder support for [your] plan."

10.   We note your statement that the "voices of shareholders must be heard." This appears to suggest that security holders are unable to communicate with the board. Please note that you must avoid issuing statements that directly or indirectly impugn the character,

integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for such assertion or revise the statement. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9.

Soliciting Materials filed April 1, 2015

11.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide us the support for your disclosure that there are "[r]ecent examples of REIT conversions that have provided significant benefits to shareholder return."

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions